Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statement (Form S-8 No. 333-218498) of Yatra Online, Inc.;

(2)   Registration Statement (Form F-3 Nos. 333-224661) of Yatra Online, Inc. and

(3)   Registration Statement (Form F-3 Nos. 333-215653) of Yatra Online, Inc.

of our report dated June  11, 2018, with respect to the consolidated financial statements of Yatra Online, Inc., included in this Current Report (Form 6-K) of Yatra Online, Inc. for the year ended March 31, 2018.

/s/ Ernst & Young Associates LLP

Gurugram, India
June 11, 2018